Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2012	2013	2014
Fixed charges
Interest expense	$325	$289	$273
Amortization of debt issuance costs and debt discount	36	37	19
Portion of rental expense representative of interest	23	21	19
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	537	267	222

Total fixed charges	$921	$614	$533

Earnings
Income (loss) from continuing operations before income taxes	$(92)	$71	$(265)
Fixed charges per above	921	614	533

Total earnings	$829	$685	$268

Ratio of earnings to fixed charges	*	1.1	*

*	Earnings for the years ended December 31, 2012 and 2014 were inadequate to cover fixed charges by $92 million and $265 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2012	2013	2014
Fixed charges
Interest expense	$325	$289	$273
Amortization of debt issuance costs and debt discount	36	37	19
Portion of rental expense representative of interest	23	21	19

Total fixed charges	$384	$347	$311

Earnings
Income (loss) from continuing operations before income taxes	$(92)	$72	$(264)
Fixed charges per above	384	347	311

Total earnings	$292	$419	$47

Ratio of earnings to fixed charges	*	1.2	*

*	Earnings for the years ended December 31, 2012 and 2014 were inadequate to cover fixed charges by $92 million and $264 million, respectively. For SunGard Capital Corp. II, earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $265 million.